GALIANO GOLD PROVIDES NKRAN DRILLING UPDATE

Vancouver, British Columbia, August 25, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to provide an update of drilling results at Nkran following the completion of an infill drilling program at the Asanko Gold Mine ("AGM"), located in Ghana. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), with the JV managed and operated by Galiano.

Effective February 28, 2022, Nkran has a Mineral Resource Estimate of 12.1 Mt at 2.09 g/t for 814 kozs indicated and 1.3 Mt at 2.23 g/t for 96 kozs inferred. The 2022 infill drilling program was designed to enhance confidence in the indicated Mineral Resource and explore for potential extensions of mineralization at Nkran.

Drilling has intercepted several high-grade intervals within and below the resource shell as described in National Instrument 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana, effective date February 28, 20221 and confirms continuity of mineralization within areas where higher levels of confidence were warranted. Results are currently being incorporated into an updated Mineral Resource Estimate which is expected to support an updated Mineral Reserve Estimate anticipated in Q1 2023.

Nkran Infill Drilling Highlights

24 diamond drill holes totalling 8,116m have been drilled at Nkran in 2022. Highlighted intercepts include:

• Hole NKDD22-100: 16 meters @ 47.3 g/t gold from 13.6m and 41 meters @ 3.0 g/t gold from 135.4m

• Hole NKDD22-099: 11 meters @ 27.6 g/t gold from 259m

• Hole NKDD22-083: 49 meters @ 3.4 g/t gold from 261.7m and 58.50 meters @ 3.5 g/t gold from 336m

• Hole NKDD22-086: 16 meters @ 5.4 g/t gold from 191m

• Hole NKDD22-080: 45 meters @2.3 g/t gold from 107m

• Hole NKDD22-105: 8 meters @ 10.4 g/t gold from 109m

• Hole NKDD22-106: 59 meters @ 2.7 g/t gold from 330m

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Nkran Overview (See Table 1 for full drilling results)

The Nkran pit is located immediately adjacent to the 5.8 million tonne per annum processing plant, and has historically yielded the highest average mined grades on the Asankrangwa Belt and contributed significant cash flows to the AGM. During the mining of cut 2, Nkran produced 15.2M tonnes at 1.63 g/t and reported metallurgical recoveries of 94%.

"We are encouraged by these results which demonstrate the continuity of high-grade mineralization below the previously mined portions of the Nkran deposit," said Matt Badylak President and Chief Executive Officer. "This deposit has historically yielded significant cash flows due to its proximity to the processing plant, elevated grade profile and favourable metallurgy. It is important to note that mineralization extends below the current resource shell and remains open at depth. Going forward, we anticipate Nkran to be a key deposit in our upcoming Life of Mine Plan and are excited to incorporate these latest drilling results into an updated Technical Report scheduled for release in Q1 2023."

Nkran Geology and Cross Sections

The Nkran geological setting is typical of the Asankrangwa belt with a sedimentary sequence of interlayered shale, siltstone, and sandstone. Two granitic bodies intrude along shear zones that control mineralization which dips steeply to the northwest along with the sheared host stratigraphy.

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Figure 1: Plan view of Nkran as built pit with geology, 2022 infill drilling locations, significant intercepts and cross section locations.

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Figure 2: Cross Section 700551 showing holes NKDD22-091 and NKDD22-100 illustrating significant high-grade intercepts immediately below the as built Nkran pit, within and below the resource shell. Location of section in plan view shown above section.

Figure 3: Section 700527 showing holes NKDD22-078 and NKDD22-083 illustrating continuation of mineralization well below the resource shell.

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Figure 4: Section 700487 showing holes NKDD22-080 and NKDD2-081

Figure 5: Cross section 700460 showing holes NKDD22-078 and NKDD22-083 illustrating continuation of significant high-grade mineralization to depth. Location of section in plan view shown above section.

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Figure 6: Section 700413 showing holes NKDD22-079 and NKDD22-103 illustrating further zones of mineralization within and below the resource shell. Location of section in plan view shown above section.

Figure 7: Cross section 700371 showing hole NHDD22-106 illustrates continuation of mineralization at depth along strike moving south away from centre of the Nkran pit and below the resource shell. Location of section in plan view shown above section.

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Figure 8: Section 700330 showing holes NKDD22-099 and NKDD-102 illustrating continuation of mineralization towards southern end of Nkran pit at and below the resource shell. Location of section in plan view shown above section.

Table 1. Intercepts for 2022 Nkran infill drilling 2,3,4

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
NKDD22-077	927.9	936.15	8.25	1.2	8.25m @ 1.2 g/t
NKDD22-077	945	960	15	1.7	15.00m @ 1.7 g/t
NKDD22-077	965	973.2	8.2	2	8.20m @ 2.0 g/t
NKDD22-077	977	981	4	0.8	4.00m @ 0.8 g/t
NKDD22-077	1004	1014	10	1.5	10.00m @ 1.5 g/t
NKDD22-078	1	3	2	1.1	2.00m @ 1.1 g/t
NKDD22-078	17	27	10	5.7	10.00m @ 5.7 g/t
NKDD22-078	31	35	4	2.3	4.00m @ 2.3 g/t
NKDD22-078	52	54	2	0.6	2.00m @ 0.6 g/t
NKDD22-078	66	86	20	1.5	20.00m @ 1.5 g/t
NKDD22-078	91	112	21	2	21.00m @ 2.0 g/t
NKDD22-078	116	137	21	1.8	21.00m @ 1.8 g/t
NKDD22-078	142	151	9	2.6	9.00m @ 2.6 g/t
NKDD22-078	159	171	12	1.7	12.00m @ 1.7 g/t
NKDD22-079	15	19	4	1.2	4.00m @ 1.2 g/t
NKDD22-079	46.8	57	10.2	2	10.20m @ 2.0 g/t
NKDD22-079	91.6	96	4.4	5.2	4.40m @ 5.2 g/t

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NKDD22-079	100	120.7	20.7	1.5	20.70m @ 1.5 g/t
NKDD22-079	145.4	176	30.6	2.5	30.60m @ 2.5 g/t
NKDD22-080	73	75	2	0.6	2.00m @ 0.6 g/t
NKDD22-080	90.72	98.75	8.03	0.8	8.03m @ 0.8 g/t
NKDD22-080	107	152.3	45.3	2.3	45.30m @ 2.3 g/t
NKDD22-080	157.15	161	3.85	1.6	3.85m @ 1.6 g/t
NKDD22-080	165.2	176	10.8	4	10.80m @ 4.0 g/t
NKDD22-080	219	222.6	3.6	0.4	3.60m @ 0.4 g/t
NKDD22-081	29.7	75	45.3	1.5	45.30m @ 1.5 g/t
NKDD22-081	91	94	3	0.9	3.00m @ 0.9 g/t
NKDD22-081	161	172	11	1.8	11.00m @ 1.8 g/t
NKDD22-081	204	207	3	3.3	3.00m @ 3.3 g/t
NKDD22-081	215.3	217.8	2.5	4.3	2.50m @ 4.3 g/t
NKDD22-083	55.9	66.3	10.4	1.1	10.40m @ 1.1 g/t
NKDD22-083	73	88	15	1.4	15.00m @ 1.4 g/t
NKDD22-083	102	106	4	0.9	4.00m @ 0.9 g/t
NKDD22-083	114	124	10	0.6	10.00m @ 0.6 g/t
NKDD22-083	129	131	2	0.8	2.00m @ 0.8 g/t
NKDD22-083	157	162	5	0.5	5.00m @ 0.5 g/t
NKDD22-083	207.6	213	5.4	4.6	5.40m @ 4.6 g/t
NKDD22-083	221	224	3	3	3.00m @ 3.0 g/t
NKDD22-083	230	238	8	1.6	8.00m @ 1.6 g/t
NKDD22-083	242	256	14	1.7	14.00m @ 1.7 g/t
NKDD22-083	261.7	310.6	48.9	3.4	48.90m @ 3.4 g/t
NKDD22-083	315	330	15	1.4	15.00m @ 1.4 g/t
NKDD22-083	336	394.5	58.5	3.5	58.50m @ 3.5 g/t
NKDD22-083	400	402	2	0.7	2.00m @ 0.7 g/t
NKDD22-083	408.1	411.6	3.5	0.5	3.50m @ 0.5 g/t
NKDD22-083	415	428.4	13.4	0.8	13.40m @ 0.8 g/t
NKDD22-083	442.4	453	10.6	0.9	10.60m @ 0.9 g/t
NKDD22-084	71.36	75.25	3.89	3.8	3.89m @ 3.8 g/t
NKDD22-084	86	93	7	2.3	7.00m @ 2.3 g/t
NKDD22-084	101.18	107.65	6.47	1.8	6.47m @ 1.8 g/t
NKDD22-084	115.7	120	4.3	2.4	4.30m @ 2.4 g/t
NKDD22-084	124	128.45	4.45	1.2	4.45m @ 1.2 g/t
NKDD22-084	170	175	5	1.4	5.00m @ 1.4 g/t
NKDD22-084	183	188	5	1.4	5.00m @ 1.4 g/t
NKDD22-084	201.91	206	4.09	2.7	4.09m @ 2.7 g/t
NKDD22-084	211.77	224	12.23	3.9	12.23m @ 3.9 g/t
NKDD22-086	55.65	62	6.35	1.2	6.35m @ 1.2 g/t
NKDD22-086	66.5	81.2	14.7	0.8	14.70m @ 0.8 g/t

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NKDD22-086	87	97.5	10.5	1.3	10.50m @ 1.3 g/t
NKDD22-086	102	106	4	3.7	4.00m @ 3.7 g/t
NKDD22-086	112	121	9	2.4	9.00m @ 2.4 g/t
NKDD22-086	124.68	136.86	12.18	3.3	12.18m @ 3.3 g/t
NKDD22-086	145.3	149	3.7	1.6	3.70m @ 1.6 g/t
NKDD22-086	154	159	5	1.9	5.00m @ 1.9 g/t
NKDD22-086	168	170	2	1	2.00m @ 1.0 g/t
NKDD22-086	181	186	5	4.4	5.00m @ 4.4 g/t
NKDD22-086	191	207	16	5.4	16.00m @ 5.4 g/t
NKDD22-088	166	170	4	0.6	4.00m @ 0.6 g/t
NKDD22-088	184	191	7	0.7	7.00m @ 0.7 g/t
NKDD22-088	203.9	218.57	14.67	1.1	14.67m @ 1.1 g/t
NKDD22-088	258	268.86	10.86	0.7	10.86m @ 0.7 g/t
NKDD22-089	44	57.2	13.2	1.2	13.20m @ 1.2 g/t
NKDD22-089	63	65	2	6.5	2.00m @ 6.5 g/t
NKDD22-089	72.82	77	4.18	0.8	4.18m @ 0.8 g/t
NKDD22-089	98	103	5	1.1	5.00m @ 1.1 g/t
NKDD22-089	107	111	4	3.2	4.00m @ 3.2 g/t
NKDD22-089	164	170	6	1.2	6.00m @ 1.2 g/t
NKDD22-089	180	183	3	2.6	3.00m @ 2.6 g/t
NKDD22-089	197	205.2	8.2	1	8.20m @ 1.0 g/t
NKDD22-089	214	219	5	1	5.00m @ 1.0 g/t
NKDD22-089	229.4	234	4.6	0.6	4.60m @ 0.6 g/t
NKDD22-089	241.2	257	15.8	2.6	15.80m @ 2.6 g/t
NKDD22-089	289	303.2	14.2	1.7	14.20m @ 1.7 g/t
NKDD22-089	327	336.15	9.15	1.2	9.15m @ 1.2 g/t
NKDD22-091	124	142	18	2.7	18.00m @ 2.7 g/t
NKDD22-091	166	173	7	0.7	7.00m @ 0.7 g/t
NKDD22-091	180	183	3	3.6	3.00m @ 3.6 g/t
NKDD22-091	202	204	2	1.4	2.00m @ 1.4 g/t
NKDD22-091	208	237.5	29.5	1	29.50m @ 1.0 g/t
NKDD22-091	242.5	263.3	20.8	1.1	20.80m @ 1.1 g/t
NKDD22-091	266.8	272.7	5.9	1.3	5.90m @ 1.3 g/t
NKDD22-091	278.7	336.4	57.7	3.4	57.70m @ 3.4 g/t
NKDD22-091	432	435.3	3.3	0.7	3.30m @ 0.7 g/t
NKDD22-092	63	66	3	1	3.00m @ 1.0 g/t
NKDD22-092	89.5	94	4.5	1.9	4.50m @ 1.9 g/t
NKDD22-092	140	142	2	0.9	2.00m @ 0.9 g/t
NKDD22-092	154	166	12	0.9	12.00m @ 0.9 g/t
NKDD22-092	172	176.9	4.9	1	4.90m @ 1.0 g/t
NKDD22-092	189.84	211.65	21.81	5	21.81m @ 5.0 g/t

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NKDD22-092	215.4	234	18.6	1	18.60m @ 1.0 g/t
NKDD22-092	240	242	2	2.9	2.00m @ 2.9 g/t
NKDD22-092	249	252	3	1.7	3.00m @ 1.7 g/t
NKDD22-092	282	284.2	2.2	1.7	2.20m @ 1.7 g/t
NKDD22-092	318.6	324.2	5.6	1.2	5.60m @ 1.2 g/t
NKDD22-093	108.6	114	5.4	0.6	5.40m @ 0.6 g/t
NKDD22-094	149.2	157	7.8	15.9	7.80m @ 15.9 g/t
NKDD22-094	198	200.7	2.7	2.8	2.70m @ 2.8 g/t
NKDD22-097	1.2	5	3.8	4.7	3.80m @ 4.7 g/t
NKDD22-097	47.5	54.3	6.8	3	6.80m @ 3.0 g/t
NKDD22-097	66.3	69.5	3.2	0.6	3.20m @ 0.6 g/t
NKDD22-097	79.7	81.8	2.1	8.5	2.10m @ 8.5 g/t
NKDD22-097	92.8	123	30.2	1.8	30.20m @ 1.8 g/t
NKDD22-097	134.1	136.4	2.3	1	2.30m @ 1.0 g/t
NKDD22-097	152.2	155	2.8	0.9	2.80m @ 0.9 g/t
NKDD22-097	172.3	199.3	27	1.1	27.00m @ 1.1 g/t
NKDD22-097	205.7	208	2.3	2.8	2.30m @ 2.8 g/t
NKDD22-097	231	256.2	25.2	1.4	25.20m @ 1.4 g/t
NKDD22-098	212	214	2	0.8	2.00m @ 0.8 g/t
NKDD22-098	248.5	250.5	2	1	2.00m @ 1.0 g/t
NKDD22-098	270	278	8	4.6	8.00m @ 4.6 g/t
NKDD22-098	284	297	13	1.3	13.00m @ 1.3 g/t
NKDD22-099	66	69	3	3.9	3.00m @ 3.9 g/t
NKDD22-099	259	270.3	11.3	27.6	11.30m @ 27.6 g/t
NKDD22-099	284.4	343.2	58.8	2.4	58.80m @ 2.4 g/t
NKDD22-100	4	8.4	4.4	2	4.40m @ 2.0 g/t
NKDD22-100	13.6	30	16.4	47.3	16.40m @ 47.3 g/t
NKDD22-100	33.2	44.3	11.1	5.2	11.10m @ 5.2 g/t
NKDD22-100	47.9	52.9	5	2.6	5.00m @ 2.6 g/t
NKDD22-100	58.5	60.9	2.4	1.1	2.40m @ 1.1 g/t
NKDD22-100	67.5	104	36.5	2.1	36.50m @ 2.1 g/t
NKDD22-100	107.5	131	23.5	2.8	23.50m @ 2.8 g/t
NKDD22-100	135.4	176.2	40.8	3	40.80m @ 3.0 g/t
NKDD22-100	210.6	217.1	6.5	2.1	6.50m @ 2.1 g/t
NKDD22-100	227.6	232	4.4	1.4	4.40m @ 1.4 g/t
NKDD22-100	236	244	8	1.8	8.00m @ 1.8 g/t
NKDD22-101	133	143	10	1.4	10.00m @ 1.4 g/t
NKDD22-101	164	168	4	2.4	4.00m @ 2.4 g/t
NKDD22-101	176	183	7	1	7.00m @ 1.0 g/t
NKDD22-101	215	219.6	4.6	2.2	4.60m @ 2.2 g/t
NKDD22-101	247.7	269	21.3	2.7	21.30m @ 2.7 g/t

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NKDD22-101	300	305	5	1.1	5.00m @ 1.1 g/t
NKDD22-101	319.32	343	23.68	2.8	23.68m @ 2.8 g/t
NKDD22-101	416.8	426	9.2	0.7	9.20m @ 0.7 g/t
NKDD22-101	432	436	4	1.7	4.00m @ 1.7 g/t
NKDD22-101	442	447	5	1.9	5.00m @ 1.9 g/t
NKDD22-101	457	461	4	0.3	4.00m @ 0.3 g/t
NKDD22-101	498	503	5	1.1	5.00m @ 1.1 g/t
NKDD22-102	55	59	4	2	4.00m @ 2.0 g/t
NKDD22-102	259	264.4	5.4	1	5.40m @ 1.0 g/t
NKDD22-102	280.9	287	6.1	8.7	6.10m @ 8.7 g/t
NKDD22-102	292	299.3	7.3	0.4	7.30m @ 0.4 g/t
NKDD22-102	302.35	335	32.65	2.3	32.65m @ 2.3 g/t
NKDD22-102	339.4	346.4	7	1.5	7.00m @ 1.5 g/t
NKDD22-102	352.5	355.5	3	1	3.00m @ 1.0 g/t
NKDD22-102	362	365	3	1	3.00m @ 1.0 g/t
NKDD22-103	112	114	2	3	2.00m @ 3.0 g/t
NKDD22-103	119.7	134	14.3	2.8	14.30m @ 2.8 g/t
NKDD22-103	237	240	3	1	3.00m @ 1.0 g/t
NKDD22-103	375	378	3	7.8	3.00m @ 7.8 g/t
NKDD22-103	383	405	22	2.8	22.00m @ 2.8 g/t
NKDD22-103	409	418.4	9.4	2.7	9.40m @ 2.7 g/t
NKDD22-103	421.7	428	6.3	2.5	6.30m @ 2.5 g/t
NKDD22-103	476.6	483.7	7.1	0.8	7.10m @ 0.8 g/t
NKDD22-104	72	75.12	3.12	3.5	3.12m @ 3.5 g/t
NKDD22-104	327.6	343.6	16	9.5	16.00m @ 9.5 g/t
NKDD22-104	364	366.5	2.5	1.1	2.50m @ 1.1 g/t
NKDD22-104	383	386	3	2.8	3.00m @ 2.8 g/t
NKDD22-105	109	117	8	10.4	8.00m @ 10.4 g/t
NKDD22-105	322	348	26	1.7	26.00m @ 1.7 g/t
NKDD22-105	354	370	16	1.5	16.00m @ 1.5 g/t
NKDD22-105	380.6	387	6.4	1	6.40m @ 1.0 g/t
NKDD22-106	319	323.8	4.8	3.8	4.80m @ 3.8 g/t
NKDD22-106	330	389	59	2.7	59.00m @ 2.7 g/t
NKDD22-107	198	203.8	5.8	2.4	5.80m @ 2.4 g/t

Notes:

1. Refer to Section 14.3.7 of the AGM's NI 43-101 Technical Report, effective date February 28, 2022.

2. Intervals indicated are not true widths as there is insufficient information to calculate true widths. However, drill holes have been drilled to cross interpreted mineralized zones as close to perpendicular as possible.

3. Intervals are calculated with the assumptions of > 0.5 g/t and < 3m of internal waste and displayed as weighted averages.

4. Includes results from Diamond and RC drilling.

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Qualified Person and QA/QC

Chris Pettman P.Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by Canadian NI 43-101 and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Pettman is responsible for all aspects of the work including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano Gold into the sample stream at the rate of 1:14 samples.  Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek Minerals Ltd. does their own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Enquiries:

Todd Romaine
EVP Sustainability and Investor Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: 1-604-416-0088
Email: info@galianogold.com

About Galiano Gold Inc.

Galiano’s vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute " forward-looking statements " within the meaning of applicable U.S. securities laws and " forward-looking information " within the meaning of applicable Canadian securities laws, which we refer to collectively as " forward-looking statements ". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as " seek ", " expect ", " anticipate ", " budget ", " plan ", " estimate ", " continue ", " forecast ", " intend ", " believe ", " predict ", " potential ", " target ", " may ", " could ", " would ", " might ", " will " and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding future mining at Nkran including with respect to the nature and extent of possible pit designs and the commencement of mining or further mining; the declaration of an updated Mineral Resource estimate and the timing thereof ; the expected results of the exploration program (including its ability to provide the confidence for undertaking a resource estimate and further engineering studies) and the nature and timing of future exploration programs; the ability of future exploration programs to provide the basis for future mineral resources, including the timing for the declaration of such mineral resources; and information regarding planned future exploration, drilling and mining. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; the Company's updated mineral resource estimate and life of mine plan proceeding as currently anticipated; mining proceeding as currently anticipated; the Company proceeding with further exploration programs as currently anticipated; that future exploration programs will provide the basis for future mineral resources; that the Joint Venture approves the Company's exploration budget; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the  doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; title to mineral properties; costs; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: that the results of the Company's exploration programs will not conform with the Company's expectations, and will not be sufficient to support mineral resources or mineral reserves at the AGM or be sufficient to include in the Company's updated life of mine plan; the Company's expectations; that the Company may not undertake planned future mining or exploration, or that such future mining or exploration will not be sufficient to support mineral resources or mineral reserves at the AGM; that the JV will approve the Company's proposed exploration and mining programs; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; and the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

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Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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